Exhibit 99.1

Selected Pages of the Annual Report
on Form 10-K For the Fiscal Year
Ended December 31, 2004

LIQUIDITY AND CAPITAL RESOURCES

     While we do not intend to retain significant cash balances in excess of what is required as prudent reserves and do not have in place any credit facilities at the holding company level, we believe that we will have sufficient liquidity and capital resources to meet our future liquidity requirements and the requirements of our dividend policy, based on the following factors and assuming that we can refinance the Atlantic, AvPorts and Macquarie Parking debt facilities at their respective maturities:

•	all of our businesses and investments generate, and are expected to continue to generate, significant operating cash flow;

•	the ongoing maintenance capital expenditure associated with our businesses is modest and readily funded from their respective operating cash flow;

•	all significant short-term growth capital expenditure will be funded with the cash on hand which we raised as part of our initial public offering and concurrent private placement in December 2004 or from committed undrawn debt facilities; and

•	CHL has amortizing debt, with the amortization payments expected to be paid from operating cash flow. We also have amortizing debt for Thermal Chicago/Northwind Aladdin and partially amortizing debt for Atlantic. Both the Thermal Chicago/Northwind Aladdin and Atlantic debt will begin to amortize in 2007, with the amortization payments expected to be paid from operating cash flow.

     Atlantic, AvPorts and Macquarie Parking have significant bullet payments due under their respective credit facilities in 2011, 2007 and 2006. While we believe that we will be able to refinance the bullet payments prior to their respective maturities, in the event we cannot we may default on that debt. We have no reason to believe that we will not be able to refinance the debt when due.

     The section below discusses the sources and uses of cash of our businesses and investments.

Our Consolidated Cash Flow

     We acquired all of our businesses and investments on December 22 and December 23, 2004 using proceeds from our initial public offering and concurrent private placement. As a consequence, our consolidated cash flows from operating, financing and investing activities reflect the nine-day period between December 22, 2004 and December 31, 2004. Any comparisons of our consolidated cash flows from operating, investing and financing activities for this short period in 2004 to any prior period would not be meaningful. Therefore we have included a comparison of the cash flows from operating, financing and investing activities for each of our consolidated businesses in 2004 against 2003, which we believe is a more appropriate approach to explaining the historical financial performance of the Company. We also discuss the historical cash flows from operating, investing and financing activities for our toll road business and our investments in MCG and SEW.

     The cash flows from operating activities of some of our consolidated businesses in 2004 reflect the impact of the acquisition of these businesses by the respective purchasers. In connection with such acquisitions, some of the businesses, prior to our acquisition, incurred substantial costs in addition to normal operating costs. As a result, our businesses and we have recorded in our respective cash flows from operations a number of cash expenses, which we do not believe are indicative of the ongoing financial performance of our businesses, including:

•	Non-recurring transaction costs incurred by the prior owners related to the sale of Atlantic ($1.2 million) and Thermal Chicago ($0.8 million) to NACH and MDEH, respectively;

•	bridge financing fees and swap breakage costs incurred by NACH of $6.6 million and MDEH of $5.9 million, which were expensed when permanent financing was secured for those businesses;

•	payment of a make-whole premium of $10.3 million by the prior owners of Thermal Chicago, made in connection with the retirement of the existing debt prior to its sale to MDEH; and

•	in our consolidated statement of cash flows, initial formation and acquisition costs totaling $6 million.

     Since we do not have a full year of results that consolidate our businesses and investments, our consolidated statement of cash flows does not reflect the full year performance and distributions of our cost and equity investments, all of which we expect to make significant distributions to us. We anticipate receiving or would have received:

•	$3.7 million from our interest in ETT Nevada Inc., for the period January 1, 2004 to September 29, 2004, when it was acquired indirectly by MDEH, which are not included in MDEH’s 2004 cash flows. The results of ETT Nevada Inc. have been included in the results of MDEH since its acquisition;

•	$1.2 million in interest income from our ownership of MANA’s subordinated debt;

•	dividends from SEW for the year ended December 31, 2005 of approximately $8.5 million;

•	distributions from our toll road business for the year ended December 31, 2005 of approximately $9.4 million, including a one-time release of a cash deposit of approximately $1.9 million;

•	dividends from MCG for the year ended December 31, 2005 of approximately $3.4 million, including a dividend of approximately $1.7 million paid in February 2005 and an expected dividend of approximately $1.7 million payable in August 2005, based on the public statements of MCG management regarding distributions per share for the MCG fiscal year ended June 30, 2005; and

•	cash flow from operating, financing and investing activities for GAH, which was acquired by NACH on January 14, 2005.

     Our consolidated results of operations and cash flow from operations also do not fully reflect the ongoing administrative expenses we expect to incur as a public company, such as accounting, legal and other consultant fees, SEC and listing fees, directors’ fees and directors’ and officers’ insurance and management fees. Currently we estimate such incremental cash fees and expenses to be approximately $12.2 million per year. We expect that a majority of such fees and expenses will be deductible to MIC Inc. and hence will reduce MIC Inc.’s U.S. federal and state tax payments.

     Prior to our acquisition, our businesses incurred a total of $13 million in 2004 for growth and maintenance capital expenditures. For 2005, we have partially pre-funded our projected growth capital expenditure requirements from the proceeds of the offering and will also use working capital debt facilities as a further funding source. We expect to fund the remainder of our projected capital expenditure requirements for 2005 of $6.2 million from consolidated cash flow from operations.

     On a consolidated basis, cash flows used by operating activities totaled $4 million for the nine days ended December 31, 2004. This is primarily due to the payment of acquisition, offering and administrative expenses related to the offering. Cash flow used in investing activities totaled $467.5 million, which reflects the costs to acquire our businesses and investments. Cash flow provided by financing activities totaled $611.8 million, reflecting the proceeds from the offering, net of our offering costs and repayment of a small amount of debt at our Atlantic business. As of December 31, 2004, our consolidated cash and cash equivalent balances totaled $140 million. This includes cash balances in excess of restricted reserve requirements that we acquired when we purchased our consolidated businesses and Yorkshire Link.

     Cash Flow from Operations from Our Consolidated Businesses

     Our consolidated statement of cash flows includes the cash flow from operations for Atlantic (NACH), AvPorts (MANA), Macquarie Parking (MAPC) and Thermal Chicago and Northwind Aladdin (MDEH). In all of these businesses, revenues are either mostly derived from cash sales or are highly stable. As a result, they do not experience substantial fluctuations in their trade receivables. The cash flow provided by operations for these businesses for the year ended December 31, 2004 and the year ended December 31, 2003 is summarized in the table below:

	Year Ended	Year Ended
	December 31,	December 31,
	2004	2003
	($ in thousands)
NACH (1)	$4,584	$9,811
MANA	$5,219	$3,355
MAPC	$7,294	$765
MDEH (2)	$2,302	$13,134

(1)	Includes EAS for the period from January 1, 2004 to July 29, 2004 and NACH for the period from July 30, 2004 to December 31, 2004.

(2)	Includes Thermal Chicago Corporation for the six months ended June 30, 2004 and MDEH for the six months ended December 31, 2004 and includes ETT Nevada Inc. for the period from September 29, 2004 to December 31, 2004.

     NACH

     Cash flow from operations for the year ended December 31, 2004 was significantly reduced by non-recurring bridge financing fees of $6.6 million and selling costs of $1.2 million as previously discussed. Cash flow from operations in 2004 was significantly higher than net income primarily due to non-cash expenses including depreciation and amortization expense of $6 million, non-cash interest expense and warrant expense related to the sale of EAS to NACH of $5.2 million that is not expected to recur.

     Cash flows from operations for the year ended December 31, 2003 were significantly higher than net income due to the inclusion in net income of the following non-cash expenses: depreciation and amortization, fair value adjustments for outstanding warrants, non-cash interest expense and deferred taxes.

     MANA

     Cash flow from operations for the year ended December 31, 2004 was $5.2 million. MANA’s segment cash flow from operations in 2004 was significantly higher than net income largely as a result of $6.5 million of depreciation and amortization expenses and amortization of finance costs. During the year AvPorts’ assets and liabilities balances fluctuated in the ordinary course of business, which also affected cash flows from operations. Apart from $6.3 million of depreciation and amortization expenses, the other significant impact on the cash flows from operations during 2003 was the increase in accounts receivable of $1.1 million due to a relatively large amount of receivables outstanding as of December 31, 2003 for costs incurred by AvPorts under certain airport management contracts. These amounts were collected from the various airport authorities in early 2004. MANA’s segment cash flow from operations includes interest expense of $1.2 million related to the subordinated notes, which were acquired by us.

     MAPC

     For the year ended December 31, 2004 cash flow provided by operations improved by $6.5 million due largely to the $4.2 million reduction in net losses. Depreciation and amortization expense was $6.4 million. This accounted for the majority of the difference between net income and cash flow provided by operations during the year. The other significant impact on the cash flows from operations during 2004 was the $2.2 million increase in accrued expenses of which $1 million relates to year-end salary and bonus accruals.

     MDEH

     Cash flow from operations for the year ended December 31, 2004 was significantly reduced by the substantial decrease in net income resulting from the $10.3 million make whole payment to retire the existing debt of Thermal Chicago in connection with the sale of Thermal Chicago to MDEH, $5.9 million of bridge financing and swap breakage fees, plus $800,000 of costs incurred by Thermal Chicago’s former owner in connection with its sale. None of these costs are expected to recur. Depreciation and amortization expense was $5.1 million. This accounted for the majority of the difference between net income and cash flow provided by operations during the year. The balance resulted from the conversion of a $2.4 million income tax receivable from an affiliate to equity and the increase in our deferred taxes of $4.7 million.

     The difference between net income and cash flow from operations in 2003 resulted from depreciation and amortization expense and differences between taxation expense for accounting purposes and taxes actually paid. Taxes actually paid are substantially lower than accounting taxes due to accelerated depreciation allowances for tax purposes.

     Cash Flow Used in Investing Activities by Our Consolidated Businesses

     Our consolidated statement of cash flows include the cash flows used in the investing activities of NACH, MANA, MAPC and MDEH. The cash flows used in investing activities for these businesses for the year ended December 31, 2004 and the year ended December 31, 2003 are summarized in the table below:

	Year Ended	Year Ended
	December 31, 2004	December 31, 2003
	($ in thousands)
NACH (1)	$(225,134)	$(4,648)
MANA	$(4,705)	$(2,563)
MAPC	$(32,737)	$(73,956)
MDEH (2)	$(169,579)	$(3,522)

(1)	Includes EAS for the period from January 1, 2004 to July 29, 2004 and NACH for the period from July 30, 2004 to December 31, 2004.

(2)	Includes Thermal Chicago Corporation for the six months ended June 30, 2004 and MDEH for the six months ended December 31, 2004 and includes ETT Nevada Inc. for the period September 29, 2004 to December 31, 2004.

     NACH

     Cash flow used in investing activities by NACH in 2004 was $225.1 million. Atlantic spent $6.3 million on capital expenditures for the year ended December 31, 2004, of which $2.3 million was attributable to ongoing capital expenditure and $4 million to the completion of construction of a hangar at Chicago-Midway. The balance of the cash used in investing activities in 2004 related to NACH’s acquisition of Atlantic for $223 million.

     The primary use of cash in investing activities for 2003 was $3.3 million for the acquisition of the New Orleans facilities in December 2003, which was partially offset by cash proceeds of $2 million related to the sale of discontinued operations. Investing activities related to internal capital expenditures were $3.2 million in 2003, primarily related to the ongoing construction at Chicago-Midway.

     Going forward, we anticipate that any significant acquisitions by Atlantic will be funded with a combination of debt issued by Atlantic or MIC Inc. and equity offerings by us.

     MANA

     Cash flow used in investing activities by MANA for the year ended December 31, 2004 was $4.7 million. This was attributable to capital expenditures, relating mainly to construction of new hangars at Burlington at a cost of approximately $2.0 million, acquisition of hangars at Louisville for $1.0 million and the commencement of Metroport upgrade works at a cost of $495,000. MANA also expended $784,000 to build a new perimeter fence at Republic Airport, which is reimbursable under the management contract between AvPorts and the airport but had yet to be reimbursed. Approximately $300,000 of this expenditure was reimbursed in the first quarter of 2005.

     Of the $2.6 million of cash used in investing activities in 2003, $1.6 million related to reimbursement by AvPorts of transaction costs incurred by AvPorts owners at the time of the acquisition of AvPorts by MANA, $500,000 related to a purchase of a hanger at Louisville and a further $600,000 related to ongoing capital expenditure, which was offset by a $100,000 working capital adjustment with respect to MANA’s acquisition of AvPorts in 2002.

     MAPC

     Cash flow used in investing activities by MAPC for the year ended December 31, 2004 was $32.7 million. $30 million was used by MAPC to increase its economic and voting interest in the underlying Macquarie Parking business to 87.1%. Macquarie Parking also spent approximately $1 million on improvements to its existing sites and the purchase of additional equipment which it expects will attract new customers and enable the business to increase its parking rates.

     The primary use of cash in investing activities in 2003 was $67.3 million for the acquisition of the Avistar business in October 2003 and costs associated with that acquisition. In addition, Macquarie Parking also purchased the property at its Chicago facility, which it previously leased. The total cost of this property, excluding transaction costs, was $6.1 million. The majority of other cash used in investing activities related to the purchase by Macquarie Parking of shuttle buses and other equipment used in its operations.

     MDEH

     Cash flow used in investing activities for MDEH for the year ended December 31, 2004 was $169.6 million. $164.3 million was used by MDEH to acquire Thermal Chicago and Northwind Aladdin and $4 million was used to establish the debt service reserve relating to the permanent debt raised to finance these acquisitions. Approximately $1.1 million was spent on capital expenditure for the year ended December 31, 2004, which related to ongoing capital expenditure.

     In 2003, the primary use of cash in investing activities was capital expenditures, mostly related to the costs of connecting additional customers and to a lesser extent ongoing capital expenditure.

     Cash Flows Provided from (Used in) Financing Activities by Our Consolidated Businesses

     Going forward, our consolidated statement of cash flows will include the cash flows provided by or used in the financing activities of NACH, MANA, MAPC and MDEH. The cash flows relating to financing activities for these businesses for the year ended December 31, 2004 and the year ended December 31, 2003 are summarized in the table below:

	Year Ended	Year Ended
	December 31,	December 31,
	2004	2003
	($ in thousands)
NACH (1)	$229,904	$(5,956)
MANA	$(1,547)	$(719)
MAPC	$24,959	$65,686
MDEH (2)	$168,163	$(11,239)

(1)	Includes EAS for the period from January 1, 2004 to July 29, 2004 and NACH for the period from July 30, 2004 to December 31, 2004.

(2)	Includes Thermal Chicago Corporation for the six months ended June 30, 2004 and MDEH for the six months ended December 31, 2004 and includes ETT Nevada Inc. for the period September 29, 2004 to December 31, 2004.

     NACH

     Cash flow provided by financing activities, for the year ended December 31, 2004 reflected primarily the debt and equity raised by NACH to fund the initial acquisition of Atlantic offset by a $1.5 million repayment of debt at the end of 2004 and the establishment of a debt service reserve of $3.9 million relating to the permanent debt raised to finance the acquisition of Atlantic.

     Cash used in financing activities for NACH in 2003 was approximately $6 million in 2003, primarily to fund principal repayments on the senior and subordinated debt that was in place at the time and which was subsequently repaid upon acquisition of EAS by NACH.

     The acquisition of Atlantic by NACH was initially partially financed with a $130 million bridge loan facility provided by the Macquarie Group. This bridge facility was refinanced in October 2004 with a term loan facility of the same amount. The Macquarie Group provided $52 million of the term loan facility. NACH made a prepayment of $1.5 million of the term loan on December 31, 2004. On January 14, 2005, NACH completed its acquisition of two FBOs in California. This acquisition was partly funded through an increase in the term loan of $32 million, which was provided by WestLB AG, New York Branch. This term loan facility, together with the revolving credit facility discussed below, are secured by all of the assets and stock of NACH and its subsidiaries and is non-recourse to the company and its other subsidiaries. Details of the term loan facility are as follows:

Amount outstanding as of December 31, 2004	Tranche A $23.5 million
Tranche B $105.0 million

Amount outstanding as of March 17, 2005	Tranche A $29.6 million
Tranche B $130.9 million
Term	7 years (matures October 2011)
Amortization	Tranche A fully amortizes, commencing at the end of Year 3.
Tranche B is payable at maturity.
Interest rate type	Floating
Interest rate base	LIBOR
Interest rate margin	Tranche A — 2.25%
Tranche B — 3.0%
Interest rate hedging	Interest rate swap (fixed vs. LIBOR) at 3.35% for years 1-3 and 4.57% for years 4 and 5 on a notional value of $97.5 million. Interest rate swap (fixed vs. LIBOR) at 3.73% for years 1-3 and 4.53% for years 4 and 5 on a notional value of $22.9 million.
Debt service reserve	Six months of debt service
Cash sweep	Year 1 — no cash sweep
Year 2 — cash sweep if debt service coverage is less than 1.71 times
Year 3 — cash sweep if debt service coverage is less than 1.81 times
Years 4 and 5 — cash sweep if debt service coverage is less than 1.51 times
Years 6 and 7 — 100% cash sweep after mandatory debt service

Debt service coverage ratio as at December 31, 2004	2.32

Debt to EBITDA	Maximum debt to earnings before interest, tax, depreciation and amortization:
Year 1 — 6.0 times
Year 2 — 5.5 times
Year 3 — 5.0 times
Year 4 — 4.5 times
Thereafter — 4.0 times

Debt to EBITDA ratio as at December 31, 2004	5.98

     We repaid $1.5 million of debt principal at the end of 2004 to comply with our debt covenants. Depending upon our EBITDA for the 12 months ending March 31, 2005, we may make a further prepayment of debt principal to stay in compliance with our Debt to EBITDA coverage ratio covenant.

     We will be unable to repay the amount outstanding under this facility at maturity from cash flow from operations because we intend to distribute to our shareholders as much cash as possible and not use such cash to repay subsidiary indebtedness. Therefore, we will need to refinance this facility at or prior to its maturity. This exposes us to the risk that we may not be able to refinance this facility and may default. We intend to seek to refinance the facility before the cash sweep commences in years 6 and 7. We have no reason to believe that we will not be able to refinance this debt when due.

     In addition to the term loan facility, Atlantic has entered into a $3 million, two-year revolving credit facility with Wachovia Bank that may be used to fund working capital requirements or to provide letters of credit. This facility ranks equally with the term loan. As of March 17, 2005, $966,237 of this facility has been utilized to provide letters of credit pursuant to certain FBO leases.

     MANA

     Cash flow used in financing activities for the year ended December 31, 2004 was $1.5 million. This amount resulted mainly from the payment of a dividend by MANA to its shareholders prior to our acquisition of MANA.

     Cash flow used in financing activities in 2003 was approximately $719,000. This was due to a payment for legal expenses incurred in connection with the raising of MANA’s debt in 2002.

     MANA has in place a senior loan that was drawn at the time of MANA’s acquisition of AvPorts in 2002. This loan is secured by the assets of AvPorts and the stock of MANA and its subsidiaries and is recourse only to MANA and its subsidiaries. Details of the $36 million facility are as follows:

Amount outstanding as of December 31, 2004	$36 million
Term	5 years (November 2007)
Interest and principal repayments	Interest only during the term of the loan.
Repayment of principal at maturity.
Interest rate type	Floating
Interest rate base	LIBOR
Interest rate margin	1-3 years: 1.875%
4-5 years: 2.250%
Interest rate hedging	Interest rate swap (fixed vs. LIBOR) at 3.55% on a notional value of $27 million
Debt service reserve	Six months of debt service
Lock-up/cash sweeps	Cash sweep if debt service coverage ratio is less than 1.625 times
Debt service coverage ratio: as at January 31, 2005	4.39

     We will be unable to repay the amount outstanding under this facility at maturity from cash flow from operations because we intend to distribute to our shareholders as much cash as possible and not use such cash to repay subsidiary indebtedness. Therefore, we will need to refinance this facility at or prior to its maturity. This exposes us to the risk that we may not be able to refinance this facility and may default. We have no reason to believe that we will not be able to refinance this debt when due.

     MAPC

     Cash provided by financing activities for the year ended December 31, 2004 include a $30 million investment by us to enable MAPC to increase its economic and voting interest in the underlying Macquarie Parking business to 87.1%. Macquarie Parking also deposited a further $2.3 million into the reserve account associated with the existing senior debt facility. The debt service reserve account is now fully funded and Macquarie Parking does not expect to make further significant deposits into this account. In addition, during 2004, Macquarie Parking made a dividend distribution of $1.75 million prior to our acquisition. Had we owned 87.1% of Macquarie Parking on January 1, 2004, our share of the distribution would have been $1.5 million.

     On October 1, 2003, Macquarie Parking entered into a loan for $126 million, which was used to refinance debt and to partly fund the acquisition of the Avistar business. This loan is secured by the majority of real estate and other assets of the airport parking business and is recourse only to Macquarie Parking and its subsidiaries. On December 22, 2003, Macquarie Parking entered into another loan agreement with the same lender for $4.75 million. Macquarie Parking used the proceeds of this loan to partly fund the acquisition of land that it formerly leased for operating its Chicago facility. This loan is secured by the land at the Chicago site. The following table outlines the key terms of Macquarie Parking’s senior debt facilities:

Loan	Loan 1	Loan 2
Amount outstanding as of December 31, 2004	$126 million	$4.7 million
Term	3 years (September 2006)	5 years (January 2009)
Extension options	Two 1 year extensions subject to meeting certain covenants	None
Interest and principal repayments	Interest only during term of the loan. Repayment of principal at maturity.	Monthly payment of interest and principal of $28,675. Repayment of remaining principal at maturity.
Interest rate type	Floating	Fixed
Interest rate base	1 month LIBOR	N/A

Interest rate margin	1-3 years: 3.44%	5.3%
4th year: 3.54%
5th year: 3.69%
Interest rate hedging	1 month LIBOR cap of 4.5% out to 3 years for a notional amount of $126.0 million	N/A
Debt reserves	Various reserves totaling $5.7 million, currently fully funded	None
Lock-up/cash sweeps	None	None

     We will be unable to repay the amount outstanding under the $126 million facility at maturity from cash flow from operations because we intend to distribute to our shareholders as much cash as possible and not use such cash to repay subsidiary indebtedness. Therefore, we will need to refinance this facility at or prior to its maturity. This exposes us to the risk that we may not be able to refinance this facility and may default. We have no reason to believe at this time that we will not be able to refinance the debt when due.

     MDEH

     Cash provided by financing activities for the year ended December 31, 2004 by MDEH reflected the debt and equity raised by MDEH and its subsidiaries to fund the acquisition of Thermal Chicago Corporation, ETT Nevada, Inc. and the senior debt of Northwind Aladdin.

     The indirect acquisition of Thermal Chicago by MDEH was initially partially financed with a $76 million bridge loan facility provided by the Macquarie Group. This bridge loan facility was refinanced in September 2004 with part of the proceeds from the issuance of $120 million of fixed rate secured notes due 2023 in a private placement. The notes, together with the revolving credit facility discussed below, are secured by the assets of MDEH’s direct subsidiary MDE and its subsidiaries, excluding the assets of Northwind Aladdin, and MDE’s stock and are recourse only to MDE and its subsidiaries.

     The details of the senior secured notes are as follows:

Amount outstanding as of December 31, 2004	$120 million
Term	December 31, 2023
Amortization	Variable quarterly amortization commencing June 30, 2007
Interest rate type	Fixed
Interest rate	6.82% on $100 million and 6.4% on $20 million
Debt service reserve	Six-month debt service reserve
Dividend payment restriction	No distributions to be made to shareholders of MDE if debt service coverage ratio is less than 1.25 times for previous and next 12 months, tested quarterly.
Make whole payment	Difference between the outstanding principal balance and the value of the senior secured notes discounting remaining payments at a discount rate of 50 basis points over the U.S. treasury security with a maturity closest to the weighted average maturity of the senior secured notes.
Debt Service Coverage Ratio at December 31, 2004	1.44:1

     The terms of the notes also provide that if, nine months after the closing date of the Northwind Aladdin acquisition, MDE and its subsidiaries are unable to confirm that they are not subject to regulation by the Public Utilities Commission of Nevada or are unable to obtain a certificate of public convenience and necessity, the debt service coverage ratio calculation will be adjusted to exclude from cash flow the revenue, but not the operating, maintenance and capital expenditure costs, derived from Northwind Aladdin’s operations unless an indemnity is obtained from the direct or indirect parent of MDE that satisfies certain creditworthiness requirements.

     In addition to the senior secured notes, MDE has also entered into a $20 million, three-year revolving credit facility with La Salle Bank National Association that may be used to fund capital expenditures or working capital or to provide letters of credit. This facility ranks equally with the senior secured notes. As of December 31, 2004, $7.1 million of this facility has been utilized to provide letters of credit to the City of Chicago pursuant to the Use Agreement and in relation to a single customer contract.

     Toll Road Business

     Connect M1-A1 Limited uses its cash flow after funding its operations to make interest and principal payments on its senior debt, to make interest and principal payments on its subordinated debt to Macquarie Yorkshire and Balfour Beatty and then to make dividend payments to CHL. CHL then distributes these dividends to Macquarie Yorkshire (50%) and Balfour Beatty

(50%). The subordinated debt interest payments received by Macquarie Yorkshire are included in our consolidated cash flow from operations and subordinated debt principal payments and dividends are included in our consolidated cash flow from investing activities.

     Subordinated Loans

     Cash flow is generated from our toll road business in the form of interest and principal repayments received from Connect M1-A1 Limited on Macquarie Yorkshire’s subordinated loans to Connect M1-A1 Limited. The terms of these subordinated loans are summarized below. The outstanding amounts and repayment schedule set out below reflect our 50% interest in the subordinated loans, the balance of which is held by our partner, Balfour Beatty.

	Senior Subordinated Loan		Junior Subordinated Loan
Outstanding balance as of March 31, 2004	£5 million		£2.85 million

Interest rate	U.K. LIBOR + 4% per year payable semi-annually (minimum 6% per year)		15% per year payable semi-annually
Redemption premium	65% of principal repayments

Maturity	September 30, 2016		March 26, 2020

Repayment schedule	Semi-annually from March 31, 2005.		Repayment at maturity
	Payable during year ended December 31,
	2005-2006	£200,000
	2007-2011	£300,000
	2012-2015	£600,000
	2016	£700,000

     Interest received by Macquarie Yorkshire from the subordinated debt was £837,000 ($1.5 million) for the year ended December 31, 2004. Assuming that payments under the subordinated loans are made in accordance with the current terms and interest rates remain unchanged, Macquarie Yorkshire anticipates receiving the following debt payments for the year ended December 31, 2005:

Interest	£854,000
Redemption premium	£130,000
Principal	£200,000
Total	£1,184,000	($2.2 million)

     Dividends

     Cash flow is also generated from dividends paid to Macquarie Yorkshire by CHL. The shareholders’ agreement for CHL between Macquarie Yorkshire and Balfour Beatty provides for Connect M1-A1 Limited, subject to the availability of cash and legally distributable reserves, to distribute all of its net income in the form of semi-annual dividends to CHL. CHL in turn distributes the cash dividends received to Macquarie Yorkshire and Balfour Beatty. For the year ended December 31, 2004, CHL paid total dividends to Macquarie Yorkshire of approximately £1.8 ($3.2) million and for the year ended December 31, 2005, it is currently anticipated that CHL will pay total dividends of approximately £2.9 ($5.3) million to Macquarie Yorkshire. The increase in dividends in 2005 compared to 2004 is largely due to the impact of projected traffic volume growth on the revenues of Connect M1-A1 Limited.

     Connect M1-A1 Limited’s Senior Debt

     Distribution of dividends by Connect M1-A1 Limited to CHL and payments of principal and interest on Connect M1-A1 Limited’s subordinated loans from Macquarie Yorkshire are subject to the timely payment of interest and principal and compliance by Connect M1-A1 Limited with covenants contained in the terms of its senior debt described below.

     Connect M1-A1 Limited has two non-recourse senior debt facilities both of which are secured by the assets and pledged stock of Connect M1-A1 Limited which are summarized below:

	Commercial Senior Debt Facility	European Investment Bank Facility
Outstanding balance as of March 31, 2004	£207.4 million	£81.6 million

Interest rate	U.K. LIBOR plus 0.75% per year increasing to plus 0.80% from September 30, 2006 and plus 0.90% from September 30, 2020 payable semi-annually. Interest rate swaps have been entered into in respect of 70% of the notional principal amount.	9.23% for guaranteed portion and 9.53% for unguaranteed portion.

Maturity	March 31, 2024	March 25, 2020

Amortization	Semi-annual unequal amortization	Semi-annual unequal amortization

     The covenants in respect of the senior debt are tested semi-annually for the periods ended March 31 and September 30. In the commercial senior debt facility, the loan life coverage ratio cannot be less than 1.15:1, and the debt service coverage ratio for the preceding and following twelve-month period cannot be less than 1.10:1. In the European Investment Bank facility, the loan life coverage ratio cannot be less than 1.15:1, and the debt service coverage ratio for the preceding and following twelve-month period cannot be less than 1.13:1. The loan life coverage ratio is calculated by reference to the expected cash flows of Connect M1-A1 Limited over the life of the senior debt discounted at the interest rate for the senior debt. If these covenants are not met for any semi-annual period, subordinated debt and dividend payments from Connect M1-A1 Limited are required to be suspended until the covenants are complied with. While payments are suspended, excess cash balances are held by Connect M1-A1 Limited and are not required to be paid towards reducing the senior debt. At September 30, 2004, the loan life coverage ratio was 1.27:1 under the commercial senior debt facility and 1.34:1 under the European Investment Bank facility and the debt service coverage ratio was 1.18:1 for the preceding twelve months and projected at 1.14:1 for the following twelve months.

     At the time of our acquisition of Macquarie Yorkshire, we set aside £1 million ($1.9 million) of cash acquired to cash collateralize a letter of credit of the same amount required by a lender to Connect M1-A1 Limited as security for funding breakage costs on their fixed rate loan. This cash will be released when certain financial tests are met by Connect M1-A1 Limited. We currently anticipated that these tests will be met in December 2005.

     Investments in MCG and SEW

     Going forward, our cash flow from operations will include dividends from our investments in MCG and SEW. The dividends we receive from MCG and SEW are dependent on the performance of the underlying businesses and compliance with debt covenants. Based on the public statements of MCG management regarding expected distributions per share for the MCG fiscal years ending June 30, 2005 and June 30, 2006, we expect to receive total dividends from MCG of approximately AUD 4.4 million ($3.4 million) in the year ended December 31, 2005 and AUD 5.5 million ($4.1 million) in the year ended December 31, 2006, net of applicable Australian withholding taxes. Although these estimates are based on public guidance provided by the management of MCG, such guidance does not constitute a guarantee that such dividends will be paid by MCG. For the year ended December 31, 2005, based on the dividends expected to be paid by SEW during the year, we expect to receive total dividends from our investment in SEW of approximately £4.6 million ($8.5 million). Included in these expected dividends for the year ended December 31, 2005 is a non-recurring component of approximately £1.4 million ($2.58 million).

Capital Expenditures

     On a consolidated basis, we expect to incur $6.2 million of ongoing capital expenditure and $5.6 million of expansion capital expenditure in 2005. $5.4 million of this capital expenditure is to be financed with proceeds from our recent public offering with the balance funded from cash from operations and available debt facilities. All of the ongoing and expansion capital expenditure will be incurred at the operating company level.

     We have detailed our capital expenditures on a segment-by-segment basis, which we believe is a more appropriate approach to explaining our capital expenditure requirements on a consolidated basis.

     Airport Services Business

     Ongoing Capital Expenditure

     Atlantic expects to spend approximately $2.4 million, or $200,000 per FBO, per year on ongoing capital expenditure. This amount is spent on items such as repainting, replacing equipment as necessary and any ongoing environmental or required regulatory expenditure, such as installing safety equipment. This expenditure is funded from cash flow from operations.

     AvPorts expects to spend approximately $500,000 to $600,000 per year on ongoing capital expenditure. This expenditure is expected to be funded from cash flows from operations.

     Specific Capital Expenditure

     We intend to incur a total of approximately $8.7 million of specific capital expenditure in 2005 and 2006 which we intend to fund either from the proceeds of our recent offering or from the cash that we acquired with our acquisitions of NACH and MANA.

     NACH:

			Estimated Cost/Amount
			Remaining (from
Location	Item	Expected Timing	December 31, 2004)
Teterboro Airport	Ramp construction	Commencing third quarter 2005	$2.0 million

Headquarters	Accounting system upgrade	Completion in second quarter 2005	$100,000

     MANA:

			Estimated Cost/Amount
			Remaining (from
Location	Item	Expected Timing	December 31, 2004)
Burlington International Airport	Replacement of hangars in exchange for expected extension of lease until 2035	Completion by end of March 2005	$749,000

Metroport East 34th Street Heliport	Upgrade of heliport in exchange for 10-year operating agreement	Completion by end of December 2005	$2.8 million

Pittsburgh International Airport	Original lease requires further capital expenditure. It is expected that this will be fulfilled through an expansion of AvPorts’ de-icing facility and the development of a new hangar.	Completion by end of June 2006	$2.7 million

Various	Various items deferred from capital expenditure initially planned in 2004	Completion by June 2005	$384,000

     Airport Parking Business

     Ongoing Capital Expenditure

     Macquarie Parking expects to spend approximately $2.2 million per year on ongoing capital expenditure. This expenditure relates primarily to the regular replacement of Macquarie Parking’s shuttle buses. Macquarie Parking intends to finance the replacement of its shuttle bus fleet using cash flow from operations, operating leases or capital leases.

     Specific Capital Expenditure

     Macquarie Parking does not expect to spend a material amount on specific capital expenditures in 2005.

     District Energy Business

     Ongoing Capital Expenditure

     Thermal Chicago expects to spend approximately $1 million per year on capital expenditures relating to the replacement of parts and minor system modifications. We have already made modifications that have increased capacity by 2,000 tons and we anticipate adding an additional 1,000 tons in 2005. Ongoing capital expenditures will be funded over the first three years from available debt facilities and thereafter are expected to be funded from cash flow from operations.

     Specific Capital Expenditure

     We anticipate that Thermal Chicago will spend up to approximately $7 million over the next three years which, in conjunction with their operational strategy, will add approximately 13,000 tons of additional saleable capacity to the Chicago downtown cooling system. Approximately $700,000 will also be spent to connect new customers associated with this additional capacity to the system. A portion of this increased capacity will be used to accommodate four customers who will convert from interruptible to continuous service in 2006, with the balance sold to new or existing customers. We anticipate that the expanded capacity sold to new or existing customers will be under contract or subject to letters of intent prior to Thermal Chicago committing to the capital expenditure. A permit from environmental agencies will be required in order to undertake this expansion and potentially from the City of Chicago if expansion of underground piping is required. Based on recent contract experience, we anticipate that each ton sold under contract will add approximately $375 to annual revenues with approximately 50% of this increased revenue in the form of cooling capacity revenue and the balance as cooling consumption revenue. Associated with this increased capacity will be proportional increases in operating and maintenance expenses and an approximately $75 per ton increase to annual direct expenses-electricity based on current electricity prices.

     Thermal Chicago expects to fund this capital expenditure by drawing on available debt facilities.

     Toll Road Business

     Ongoing Capital Expenditure

     Ongoing expenditure is required to maintain the condition of Yorkshire Link at the standard required under the concession on an ongoing basis and to meet the return condition requirements at the end of the concession when the road is transferred to the U.K. government. Connect M1-A1 Limited anticipates spending approximately £30.6 million, at 2003 prices, on periodic maintenance over the remaining life of the concession, with most of this expenditure occurring after 2020. This expenditure generally relates to resurfacing and the maintenance of structures over which Yorkshire Link runs and is in addition to the general day-to-day operating costs of Yorkshire Link.

     Commitments and Contingencies

     The following tables summarize the future obligations of the MIC Inc., the U.S. holding company for our consolidated businesses, due by period, as of December 31, 2004, under their various contractual obligations, off-balance sheet arrangements and commitments.

	Payments due by period
		Less than			More than
	Total	one year	1-3 years	3-5 years	3-5 years
	($ in thousands)
Long-term debt (1)	$415,168	$94	$165,805	$25,729	$223,540
Capital lease obligations (2)	2,529	1,081	1,291	157	—
Notes payable	728	161	463	60	44
Operating lease obligations (3)	328,927	17,157	31,030	30,086	250,654
Purchase obligations (4)	26,000	26,000	—	—	—

Total contractual cash obligations (5)	$773,352	$44,493	$198,589	$56,032	$474,238

(1)	The long-term debt represents the consolidated principal obligations to various lenders. The debt facilities, which are obligations of the operating businesses and have maturities between 2006 and 2020, are subject to certain covenants, the violation of which could result in acceleration. We believe the likelihood of a debt covenant violation to be remote.

(2)	Capital lease obligations are for the lease of certain transportation equipment. Such equipment could be subject to repossession upon violation of the terms of the lease agreements. We believe the likelihood of such violation to be remote.

(3)	The company is obligated under non-cancelable operating leases for various parking facilities at MAPC and for real estate leases at MDEH. This represents the minimum annual rentals required to be paid under such non-cancelable operating leases with terms in excess of one year.

(4)	Purchase obligations include the commitment of NACH to acquire 100% of the membership interests in GAH for $48.5 million (plus expected transaction costs and reserves of $4.9 million), net of debt of $27.4 million. The transaction closed on January 14, 2005. With the closing NACH increased its debt by $32 million, reducing its purchase obligation to $21.4 million.

(5)	This table does not reflect certain long-term obligations, such as deferred taxes, where we are unable to estimate the period in which the obligation will be incurred.

     Macquarie Yorkshire

	Payments due by period
		Less than			More than
	Total	one year	1-3 years	3-5 years	5 years
	(£ in thousands)
Loans from Connect M1-A1 Limited	£25,384	—	—	—	£25,384
Total contractual cash obligations	£25,384	—	—	—	£25,384

     This table also does not reflect obligations of CHL, as they do not have recourse to Macquarie Yorkshire. (CHL has long-term obligations of £307.2 million at March 31, 2004, consisting primarily of long-term debt.) CHL is also obligated, pursuant to the concession, to maintain Yorkshire Link during the concession period. Not included in this table is management’s estimate of the cost of this obligation, which is approximately £30.6 million over the life of the concession as measured in current pounds.

CRITICAL ACCOUNTING POLICIES

     The preparation of our financial statements in conformity with U.S. GAAP requires management to adopt accounting policies and make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. We base our estimates on historical information and experience and on various other assumptions that we believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions and judgments and uncertainties, and potentially could result in materially different results under different conditions. Our critical accounting policies are discussed below. These critical accounting policies have been reviewed with our independent auditors and the audit committee of the company’s board of directors.

     Business Combinations

     Our recent acquisitions and future acquisitions of businesses that we will control will be accounted for under the purchase method of accounting. The amounts assigned to the identifiable assets acquired and liabilities assumed in connection with acquisitions were based on estimated fair values as of the date of the acquisition, with the remainder, if any, to be recorded as goodwill. The fair values were determined by our management, taking into consideration information supplied by the management of acquired entities and other relevant information. Such information included valuations supplied by independent appraisal experts for significant business combinations. The valuations were generally based upon future cash flow projections for the acquired assets, discounted to present value. The determination of fair values requires significant judgment both by management and by outside experts engaged to assist in this process.

     Goodwill, Intangible Assets and Property and Equipment

     Significant assets include contract rights, customer relationships, non-compete agreements, trademarks, domain names, property and equipment and goodwill.

     Trademarks and domain names are considered to be indefinite life intangibles. Goodwill represents the excess of the purchase price over the fair value of the assets acquired. Trademarks, domain names and goodwill are not being amortized. However, we perform impairment reviews at least annually and more frequently in certain circumstances.

     The goodwill impairment test is a two-step process, which requires management to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of each of our reporting units based on a discounted cash flow model using revenue and profit forecasts and comparing those estimated fair values with the carrying values, which include the allocated goodwill. If the estimated fair value is less than the carrying value, a second step is performed to compute the amount of the impairment by determining an “implied fair value” of goodwill. The determination of a reporting unit’s “implied fair value” of goodwill requires the allocation of the estimated fair value of the reporting unit to the assets and liabilities of the reporting unit. Any unallocated fair value represents the “implied fair value” of goodwill, which will then be compared to its corresponding carrying value. The impairment test for trademarks and domain names requires the determination of the fair value of such assets. If the fair value of the trademarks and domain names is less than their carrying value, an impairment loss will be recognized in an amount equal to the difference. We cannot predict the occurrence of certain future events that might adversely affect the reported value of goodwill and/or intangible assets. Such events include, but are not limited to, strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on our customer base, and material negative change in relationship with significant customers.

     The “implied fair value” of reporting units is determined by our management and is generally be based upon future cash flow projections for the reporting unit, discounted to present value. We will use outside valuation experts when management considers that it is appropriate to do so.

     Intangibles subject to amortization, including contract rights, customer relationships, non-compete agreements and technology are amortized using the straight-line method over the estimated useful lives of the intangible asset after consideration of historical results and anticipated results based on our current plans. With respect to contract rights in our airport services business, we take into consideration the history of contract right renewals in determining our assessment of useful life and the corresponding amortization period. We analyze our contract rights on a case-by-case basis, with examination of the history of contract renewals as well as other factors, such as material changes to contract terms or significant new commitments where applicable. For those contract rights where we have had an extremely long operating history, we have limited our amortization of our contract rights to a maximum of 40 years. In situations where the contract right has either been recently acquired, or the operating history combined with the current contract period is less than 40 years, then the original life of the contract is used.

     Such estimates are based on management’s judgment of its current relationship with the relevant airport authority and its estimate of future economic and demographic factors at the airport. Changes to either of these factors could result in an impairment charge, which could have a material effect on our results of operation and financial condition.

     Since the majority of our contract terms extend for at least twenty years and our operating history of these contract rights is extensive, as is our history of renewals and extensions, the company does not believe that it is likely to have to take a material impairment charge.

     Customer relationships are essential to our district energy business. Due to the capital-intensive nature of creating a district cooling system, we require that our customers enter into long-term contracts. In determining the value of these relationships, we discounted the expected returns for each contract using a discounted cash flow analysis over the remaining terms of the contract. We further estimate that it would be unlikely that a customer would terminate its contract, due to the quality of service currently provided as well as the lack of viable alternatives. Due to our lack of long-term operating history, we did not consider renewals in our calculation.

     With 98 customers currently under contract, it is not reasonably likely that a termination would result in a material impairment to the value assigned to the customer relationships.

     Property and equipment are initially stated at cost. Depreciation on property and equipment will be computed using the straight-line method over the estimated useful lives of the property and equipment after consideration of historical results and anticipated results based on our current plans. Our estimated useful lives represent the period the asset is expected to remain in service assuming normal routine maintenance. We will review the estimated useful lives assigned to property and equipment when our business experience suggests that they may have changed from our initial assessment. Factors that lead to such a conclusion may include physical observation of asset usage, examination of realized gains and losses on asset disposals and consideration of market trends such as technological obsolescence or change in market demand.

     We will perform impairment reviews of property and equipment and intangibles subject to amortization, when events or circumstances indicate that the value of the assets may be impaired. Indicators include operating or cash flow losses, significant decreases in market value or changes in the long-lived assets’ physical condition. When indicators of impairment are present, management determines whether the sum of the undiscounted future cash flows estimated to be generated by those assets is less than the carrying amount of those assets. In this circumstance, the impairment charge is determined based upon the amount by which the carrying value of the assets exceeds their fair value. The estimates of both the undiscounted future cash flows and the fair values of assets require the use of complex models which require numerous highly sensitive assumptions and estimates.

     Equity Investment in Our Toll Road Business

     The carrying value of our equity method investment includes an additional intangible asset to reflect the difference between the purchase price for our 50% investment in the toll road business and the underlying equity in the net assets of the business. This intangible asset value, which represents the concession, is recorded at fair value as determined by management, taking into consideration information supplied by the management of acquired entities and other relevant information including valuations supplied by independent appraisal experts. The concession is amortized based on a percentage of usage of the toll road in the period relative to the total estimated usage over the life of the agreement. In addition, any loss in value that is other than temporary as a result of a significant change in the fundamentals or the business will be recognized as an impairment charge.

     Investment in MCG

     Our acquisition of shares of MCG is recorded at cost and classified as “available for sale securities” on our consolidated balance sheet. Our intention is to hold MCG for an indeterminate period of time. Since MCG has a readily determinable market value, we record this investment at cost with unrealized gains and losses reported as a component of other comprehensive income. Declines in value judged to be other than temporary will be included in investment income (loss). Management will consider MCG’s financial position, results of operations, stock price performance, analyst research reports and other relevant information in determining whether a decline is other than temporary. We intend to evaluate our intention to hold this investment on an annual basis.

     Investment in SEW

     Our investment in Macquarie Luxembourg, due to our inability to exercise significant influence over the company’s operations, is recorded at cost. As Macquarie Luxembourg will not have a readily determinable market value, we continue to record the investment at cost. We perform periodic reviews of the investment, using information supplied by the management of Macquarie Luxembourg. We further evaluate Macquarie Luxembourg based on future cash flow projections, discounted to present value. We use outside valuation experts when we consider it appropriate to do so.

     Interest Income

     Our investment in the toll road business also includes loans receivable from Connect M1-A1 Limited. In connection with the purchase of the loans receivable we expect to record a premium over the face value of the loans. The loans receivable pay periodic interest. We accrue interest income from the loans receivable. We amortize the premium paid for the loans receivable using an effective interest rate method.

     Hedging

     With respect to our debt facilities and the expected cash flows from our non-US investments, we have entered into a series of derivatives and forward contracts to hedge our interest rate and foreign exchange exposure. We have classified each hedge as a cash flow hedge at the time the hedge was put in place. Changes in the value of the hedges, to the extent effective, are recorded in other comprehensive income. Changes in the value that represent the ineffective portion of the hedge is recorded as other income (loss) on the consolidated income statement.

     Income Taxes

     We account for income taxes using the asset and liability method of accounting. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Due to our lack of history of earnings, we have established a valuation allowance for our deferred tax assets.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

     Currency Risk

     We are exposed to currency risk on cash flows we receive from our businesses and investments located outside of the United States and on the translation of earnings. Our current policy is not to hedge over the long term the currency risk associated with foreign currency denominated income and cash flows, due to the uncertain size and timing of the distributions we expect to receive. However, we may from time to time seek to hedge our currency risk for short to medium periods, up to two years at a time. We have hedged our currency exposures through 2006 through various forward contracts, which are described below.

     Toll Road Business

     Our cash flows are exposed to the impact of fluctuations in the Pound Sterling/U.S. dollar exchange rate on the interest income and dividends from Connect M1-A1 Limited and CHL, respectively. Based on the interest and dividends expected to be received in 2005 by Macquarie Yorkshire, a hypothetical 1% appreciation in the U.S. dollar against the Pound Sterling would reduce our interest income from Connect M1-A1 Limited by $18,000 per year and our dividends from CHL by $53,000 per year.

     The principal payments we will receive on the subordinated loans are also denominated in Pounds Sterling and fluctuations in the Pound Sterling/U.S. dollar exchange rate will cause fluctuations in the actual cash we receive in U.S. dollars.

     We have entered into various forward exchange contracts to hedge our exposure to the impact of Pound Sterling/U.S. dollar fluctuations on our expected 2005 and 2006 interest, principal and dividends for Macquarie Yorkshire. The forward exchange contract rates range from £0.5278 to £0.5378 per $1.00.

     Investments in SEW and MCG

     In relation to our investment in SEW, we are exposed to the impact of the Pound Sterling/U.S. dollar exchange rate on our dividend income. Based on our expected dividend income from SEW in 2005, a hypothetical 1% appreciation of the U.S. dollar against the Pound Sterling would reduce our dividend income and cash flows by $85,000 per year.

     We have entered into various forward exchange contracts to hedge our exposure to the impact of Pound Sterling/U.S. dollar fluctuations on our expected 2005 and 2006 dividends from SEW. The forward exchange contract rates range from £0.5238 to £0.5385 per $1.00.

     In relation to our investment in MCG, we are exposed to the impact of the Australian dollar/ U.S. dollar exchange rate on our dividend income. Based on our expected dividend income from MCG in 2005, a hypothetical 1% appreciation of the U.S. dollar against the Australian dollar would reduce our dividend income and cash flows prior to any withholding taxes by $40,000 per year.

     We have entered into various forward exchange contracts to hedge our exposure to the impact of Australian dollar/U.S. dollar fluctuations on our expected 2005 and 2006 dividends from MCG. The forward exchange contract rates range from AU$1.3275 to AU$1.3516 per $1.00.

     Interest Rate Risk

     We are exposed to interest rate risk in relation to the borrowings of our businesses. Our current policy is to enter into derivative financial instruments to fix variable rate interest payments covering at least half of the interest rate risk associated with the borrowings of our businesses, subject to the requirements of our lenders. As of March 22, 2005, we have total debt outstanding at our consolidated businesses of $447.2 million. Of this total debt outstanding, $124.7 million is fixed rate and $322.5 million is floating. Of the $322.5 million of floating rate debt, $147.4 million is hedged with interest rate swaps, $126 million is hedged with an interest rate cap, and $49.1 million is unhedged.

     Atlantic

     The senior debt for Atlantic is held by NACH and comprises a partially amortizing $160.5 million floating rate facility maturing in 2011.

     A 1% increase in the interest rate on the Atlantic debt would result in a $1.6 million increase in the interest cost per year. A corresponding 1% decrease would result in a $1.6 million decrease in interest cost per year.

     Atlantic’s exposure to interest rate changes through the senior debt has been 75% hedged through the use of interest rate swaps. These hedging arrangements will partially offset any additional interest rate expense incurred as a result of increases in interest rates. However, if interest rates decrease, the value of our hedge instruments will also decrease. A 10% relative decrease in interest rates would result in a decrease in the fair market value of the hedge instruments of $2.2 million. A corresponding 10% relative increase would result in a $2.1 million increase in the fair market value.

     AvPorts

     AvPorts has a $36 million, non-amortizing, floating rate senior debt facility maturing in 2007.

     The impact of a 1% movement in the interest rate on AvPorts’ debt results in a $360,000 increase in the interest cost per year. A corresponding 1% decrease results in a $360,000 decrease in interest cost per year.

     AvPorts also has in place an interest rate swap with a notional amount of $27 million. This interest rate swap will partially offset any additional interest rate expense incurred as a result of increases in interest rates. However, if interest rates decrease, the value of our hedge instrument will also decrease. A 10% relative decrease in interest rates would result in a decrease in the fair market value of the interest rate swap of $278,000. A corresponding 10% relative increase would result in a $274,000 increase in the fair market value.

     Macquarie Parking

     Macquarie Parking has two senior debt facilities: a $126 million non-amortizing floating rate facility maturing in 2006, and a partially amortizing $4.7 million fixed rate facility maturing in 2009. Due to a requirement imposed by our lender we were unable to enter into any interest rate swap agreements in relation to the $126 million facility. Instead, we purchased an interest rate cap agreement at a base rate of LIBOR equal to 4.5% for a notional amount of $126 million for the term of the loan.

     A 1% increase in the interest rate on the $126 million facility will increase the interest cost by $1.3 million per year. A 1% decrease in interest rates will result in a $1.3 million decrease in interest cost per year.

     Macquarie Parking has a fixed rate exposure on the $4.7 million debt facility and therefore a 10% relative increase in interest rates will decrease the fair market value of the $4.7 million facility by $91,000. A 10% relative decrease in interest rates will result in a $93,000 increase in the fair market value.

     In relation to the interest rate cap instrument, the 30-day LIBOR rate as at December 31, 2004 was 2.4056%, compared to our interest rate cap of a LIBOR rate of 4.5%. As interest rates are currently much lower than the interest rate cap, we are not currently receiving any payments under the cap.

     Thermal Chicago/Northwind Aladdin

     MDE, a subsidiary of MDEH and the direct holding company for Thermal Chicago and our interest in Northwind Aladdin, has issued $120 million of aggregate principal amount of fixed rate senior secured notes maturing December 31, 2023, with variable quarterly amortization commencing June 30, 2007. MDE has a fixed rate exposure on these notes and therefore a 10% relative increase in interest rates will result in a $6.5 million decrease in the fair market value of the notes. A 10% relative decrease in interest rates will result in a $7.1 million increase in the fair market value of the notes.

     Connect M1-A1 Limited

     We receive floating rate interest payments on Connect M1-A1 Limited’s senior subordinated loan. A 1% increase in the interest rate on this loan results in a £50,000 increase in the interest received per year. A 1% decrease in the interest rate results in a £50,000 decrease in the interest received per year.

     We have an exposure to changes in interest rates through Connect M1-A1 Limited’s junior subordinated loan provided at a fixed rate by Macquarie Yorkshire. For a 10% increase in interest rates, the fair market value of this loan will decrease by £261,000. For a 10% decrease in interest rates, the fair market value will increase by £291,000.

     Connect M1-A1 Limited has floating interest rate exposure on its commercial senior debt facility. For a 1% increase in the interest rate the interest cost will increase by £2 million per year. A 1% decrease will result in a decrease in the interest cost of £2 million per year.

     The interest rate exposure on 70% of the commercial senior debt facility of Connect M1-A1 Limited has been hedged through a combination of five interest rate swaps. These interest swaps will partially offset any additional expense incurred as a result of an increase in interest rates. However, if interest rates decrease, the value of Connect M1-A1 Limited’s hedging instruments will also decrease. The fair market value of these interest rate swaps will decrease by £4.5 million in the event of a 10% decrease in interest rates. A 10% increase in interest rates will result in a £4.3 million increase in the fair market value.

     Connect M1-A1 Limited has a fixed rate exposure on its European Investment Bank debt facility. A 10% increase in interest rates will result in a £3.3 million decrease in the fair market value of the facility. A 10% decrease in interest rates will result in a £3.5 million increase in the fair market value of the facility.